Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement File No. 333-197653

C$7,830,000 Overnight Marketed Public Offering of Common Shares

Term Sheet

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in British Columbia, Alberta and Ontario.

Copies of the final base shelf prospectus, and any applicable shelf prospectus supplement, may be obtained from Canaccord Genuity Corp, PO Box 516, 161 Bay Street, Suite 3100, Toronto, ON, Canada, M5J 2S1.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

DATE:	April 22, 2016.

ISSUER:	Seabridge Gold Inc. (the “Company”).

GROSS PROCEEDS:	C$7,830,000.

ISSUE:	450,000 common shares of the Company (the “Common Shares” or the “Offered Securities”).

ISSUE PRICE:	C$17.40 per Common Share.

OVERALLOTMENT OPTION:	The Company will grant to the Underwriters an option to cover over-allotments and for market stabilization purposes by way of a “greenshoe” (the “Over-Allotment Option”), which will allow the Underwriters to purchase 50,000 additional common shares of the Company (“Over-Allotment Common Shares”) at a price equal to the Issue Price and provided that the notice in respect of any Over-Allotment Common Shares must be delivered on or before the 14th day after the Closing (as defined herein).

TRANSACTION STRUCTURE:	Best-efforts marketed public offering (the “Offering”) by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s short-form base shelf prospectus dated November 26, 2014 filed in British Columbia, Alberta and Ontario and in the United States under the Company’s U.S. shelf registration statement filed on Form F-10.

LEAD UNDERWRITER:	Canaccord Genuity Corp.

USE OF PROCEEDS:	Net proceeds from the issuance of Common Shares will be for the continued advancement of the Company’s KSM Project and other projects and for general corporate purposes.

LISTING:	An application will be made to list the Offered Securities for trading on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (“NYSE”). The existing common shares of the Company are listed on the TSX and NYSE under the symbols “SEA” and “SA”, respectively.

ELIGIBILITY:	The Offered Securities will be qualified investments under the Tax Act for RRSPs, RESPs, RRIFs, DPSPs, RDSPs and TFSAs.

CLOSING DATE:	Closing will occur on or around April 29, 2016, or on such date as may be agreed upon by the Company and Canaccord Genuity Corp.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Canaccord Genuity Corp. toll-free at 1-800-382-9280.